FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

19 December 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 16 December 2016 Jackson Tai purchased 1,181 American Depositary Shares ('ADS')1 representing 5,905 ordinary shares of US$0.50 at the prices stated below:

Price per ADS1	Shares acquired
US$41.3459	488 ADS1 (representing 2,440 ordinary shares of US$0.50 each)
US$41.4875	300 ADS1 (representing 1,500 ordinary shares of US$0.50 each)
US$41.4857	100 ADS1 (representing 500 ordinary shares of US$0.50 each)
US$41.4846	93 ADS1 (representing 465 ordinary shares of US$0.50 each)
US$41.4900	200 ADS1 (representing 1,000 ordinary shares of US$0.50 each)
1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.
The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Jackson Tai
2 - Reason for the notification
Position/status Non-executive Director Initial notification/amendment Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity HSBC Holdings plc Legal Entity Identifier code MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2016-12-16	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue	USD - United States Dollar
Nature of Transaction:		Price	Volume	Total
Acquisition		$41.35	488	$20,176.80
		$41.49	300	$12,446.25
		$41.49	100	$4,148.57
		$41.48	93	$3,858.07
		$41.49	200	$8,298.00
	Aggregated	$41.429	1,181	$48,927.69

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 December 2016